CAMPBELL STRATEGIC ALLOCATION FUND, L.P.
MONTHLY REPORT - DECEMBER 2011

STATEMENT OF CHANGES IN NET ASSET VALUE

Net Asset Value (395,543.514) units on November 30, 2011	$930,039,465
Addition of 0.000 units on December 31, 2011	0
Redemption of (7,840.844) units on December 31, 2011	(18,913,530)
Offering Cost	(244,794)
Net Income - December 2011	24,326,299

Net Asset Value (387,702.670) units on December 31, 2011	$935,207,440

Net Asset Value per Unit at December 31, 2011	$2,412.18

STATEMENT OF INCOME (LOSS)

Income:
Gains (losses) on futures contracts:
Realized	$(5,224,096)
Change in unrealized	17,044,319
Gains (losses) on forward contracts:
Realized	(69,628,362)
Change in unrealized	87,795,319
Net investment income (loss)	389,161
Total income	30,376,341

Expenses:
Brokerage fee	5,947,749
Performance fee	0
Operating expenses	102,293
Total expenses	6,050,042

Net Income (Loss) - December 2011	$24,326,299

FUND STATISTICS

Net Asset Value per Unit at December 31, 2011	$2,412.18

Net Asset Value per Unit at November 30, 2011	$2,351.29

Unit Value Monthly Gain (Loss) %	2.59%

Fund 2011 calendar YTD Gain (Loss) %	(7.61	) %

To the best of my knowledge and belief, the information contained herein is accurate and complete.

/s/ Stephen C. Roussin
Stephen C. Roussin
Chief Executive Officer
Campbell & Company, Inc.
General Partner
Campbell Strategic Allocation Fund, L.P.

Prepared without audit

Dear Investor,

Political events continue to be the main factor driving market price action, with the European Debt Crisis taking center stage.

Fixed Income trading yielded strong gains during the month as the Fund’s long positions globally helped close a strong year for the sector. Fixed Income was one of the few sectors to exhibit more pronounced price trend behavior throughout the year. Unfortunately for trend-following strategies in general, much of 2011 was riddled with choppy, very volatile price action in risk assets as political tape bombs were dominant in their impact on investor sentiment.

Currency trading was also a significant contributor to gains on the month as the U.S. Dollar rallied against most of the majors, particularly against the Euro. That said, some significant reversals throughout the year left the Fund in negative territory on the year in foreign exchange.

Price action in global equity markets was mixed and finished slightly negative on the month for the Fund and negative on the year. Mixed news out of Europe, generally better than expected U.S. economic data including strong holiday sales, and China’s pro-growth policy were all contributing factors to mixed results.

Commodity prices experienced their first annual drop as a sector since 2008 and individual sub-sectors remained volatile, specifically precious metals (Gold and Silver) losing 10-15% respectively. While commodity trading has been difficult for the Fund on the year, losses on the month were marginal as broad diversification in positioning and underlying risk exposure dampened volatility.

Wishing you health, happiness and prosperity in the New Year.

Please do not hesitate to call us with questions.

Sincerely,

Stephen C. Roussin
Chief Executive Officer
Campbell & Company, Inc.
General Partner
Campbell Strategic Allocation Fund, L.P.